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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             MALLON RESOURCES CORP.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    561240201
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                                 (CUSIP NUMBER)


                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


                                October 17, 1996
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 6 Pages



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-------------------------------------------------------------------------------
CUSIP No. 561240201             13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Cambridge Investments Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  453,800 shares of
   SHARES      |     |                                      Common Stock (See
BENEFICIALLY   |     |                                      Item 5)
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER                0
 REPORTING     |     |
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER             453,800 shares of
               |     |                                      Common Stock (See
               |     |                                      Item 5)
               |     |
               | 10  |   SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   453,800 shares of Common Stock (See Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   10.3% of Common Stock (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                Page 2 of 6 Pages


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                                  SCHEDULE 13D


                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation, registered as an investment advisor in the State of California, in order to correct the number of shares of Mallon Resources Corp. reported in the previous filing.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.01 par value

                  Issuer:       Mallon Resources Corp.
                                999 18th Street, Suite 1700
                                Denver, Colorado 80202
                                Tel. No. (303) 293-2333


Item 2.           Identity and Background

                  There is no change in this section.

Item 3.           Source and Amount of Funds

                  There is no change in this section.


Item 4.           Purpose of the Transaction

                  There is no change in this section.


Item 5.           Interest in Securities of the Issuer

                  (a) In the previous filing, Mr. John R. Tozzi ("Mr. Tozzi") was inadvertently reported to be the indirect beneficial owner of 15,000 shares of Common Stock of the Issuer, which are in fact owned by an independent third party. Accordingly, Mr. Tozzi, directly and indirectly, may be deemed the beneficial owner of only 140,000 shares of Common Stock, or, in the aggregate, 3.2% shares of the shares outstanding.

                  (b) Mr. Tozzi does not have shared power to vote or direct the vote, or to dispose or direct the disposition of the 15,000 shares owned by the independent third party referred to in subparagraph (a) of this Item 5.

                  (c) Annex A, attached hereto, has been revised since the previous filing in order to reflect the correction.

                                Page 3 of 6 Pages


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                  (d)    There is no change in this subsection.

                  (e)    There is no change in this subsection.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is no change in this section.


                                Page 4 of 6 Pages


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                                     ANNEX A

==============================================================================
    DATE         TRANS         SHARES           PRICE             ACCOUNT
                 (A/D)                           ($)
------------------------------------------------------------------------------
  10/17/96         A           62,800          6.5000               CEF
------------------------------------------------------------------------------
  10/17/96         A           19,600          6.5000               CEF
------------------------------------------------------------------------------
  10/17/96         A           39,200          6.9128               CEF
------------------------------------------------------------------------------
  10/17/96         A           97,200          6.5000               CELP
------------------------------------------------------------------------------
  10/17/96         A           30,400          6.5000               CELP
------------------------------------------------------------------------------
  10/17/96         A           60,800          6.9128               CELP
------------------------------------------------------------------------------
  10/17/96         A           50,000           7.063          John R. Tozzi
------------------------------------------------------------------------------
  10/17/96         A           90,000           7.010          John R. Tozzi
------------------------------------------------------------------------------
   12/2/96         A           14,500           8.250               CEF
------------------------------------------------------------------------------
   12/2/96         D           14,500           8.250               CELP
------------------------------------------------------------------------------
   12/9/96         A            3,800           8.500               CEF
==============================================================================



                                Page 5 of 6 Pages


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Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 7, 1996


                                      CAMBRIDGE INVESTMENTS LIMITED


                                      By:  /s/ John R. Tozzi
                                          ----------------------------
                                           John R. Tozzi,
                                           President


                                Page 6 of 6 Pages